May 22, 2008 meeting
A proposal to approve investments in commodities for Putnam VT
Global Asset Allocation Fund was approved as follows:
Votes 		Votes
for 			against 		Abstentions 	Broker non-votes
19,362,244 	711,524	 	425,203	 		0
All tabulations are rounded to the nearest whole number.